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                            November 2, 2021

       Peter Seymour
       Chief Financial Officer
       Douglas Emmett, Inc.
       1299 Ocean Avenue
       Suite 1000
       Santa Monica, CA 90401

                                                        Re: Douglas Emmett,
Inc.
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed February 22,
2021
                                                            File No. 001-33106

       Dear Mr. Seymour:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Critical Accounting Policies, page 50

   1. We note that you capitalized development costs of $186.4 million, $75.3 million and
                                                        $78.7 million in 2020,
2019 and 2018, respectively. Given the temporary suspension of repositioning work due
to Covid-19, your disclosures which highlight the continued West
                                                        Los Angeles development
which has been ongoing since 2017 and the conversion of the
                                                        office tower in
downtown Honolulu which has been ongoing since 2018, please tell us more about the factors
that led to the significant increase in capitalized development costs during fiscal
2020. Please ensure that MD&A disclosures fully address the facts and circumstances that
drove the change and whether disproportionate fluctuations in trends are expected to recur.
See Item 303(b)(2)(i) and (ii) of Regulation S-K.

       Note 1. Overview
 Peter Seymour
Douglas Emmett, Inc.
November 2, 2021
Page 2
Basis of Presentation, page F-12

2. We note that you consolidate certain VIEs as a result of being the primary beneficiary. We further note from page F-20 that you acquired an additional 16.3% equity in Fund X, resulting in consolidation of that JV. Please tell us your consideration of presenting the assets and liabilities of consolidated VIEs separately on the face of the consolidated balance sheets in accordance with ASC 810-10-45-25.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 if
you have any questions.



FirstName LastNamePeter Seymour                              Sincerely,
Comapany NameDouglas Emmett, Inc.
                                                             Division of
Corporation Finance
November 2, 2021 Page 2                                      Office of Real
Estate & Construction
FirstName LastName